82-4524

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
[redacted]

02042881

शेअर एवं बाण्ड विभाग,
न्द्रीय कार्यालय,
ट बैंक भवन,
दाम कामा मार्ग,
बई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फेक्स/फॅक्स/Fax : 91-22-285 5348

The Representative,
State Bank of India,
2001, Pennsylvania Avenue,
N.W. Suite 625
Washington D.C. 20006.
U.S.A.

RECEIVED
JUL 18 2002
BY:

CO/S&B/VR/2002/ 2409

July 15, 2002

Dear Sir,

SUPPL

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 35

We enclose a letter addressed to SEC of USA and shall be glad if you arrange to send the same to them along with a self-addressed stamped envelope (with the address of our Department, as appearing on our letter head) to enable them to confirm receipt on the duplicate copy of the letter.

2. We thank you in anticipation of your attention to the matter.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

Encl. : As Above

PROCESSED
AUG 01 2002
THOMSON FINANCIAL

02 JUL 25 AM 10:10

7/29

FILE NO. 82.4524

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बाण्ड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फेक्स/फॅक्स/Fax : 91-22-285 5348

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

CO/S&B/VR/2002/ 2410 July 15, 2002

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 35

We enclose for your information a copy of our letter No.CO/S&B/VR/2002/2394 dated the July 15, 2002 addressed to Bombay Stock Exchange.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

FILE NO. 32:4524

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

शेयर आणि रोखे विभाग
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021
फैक्स/फॅक्स/Fax : 91-22-285 5348

CO/S&B/VR/2002/2394

July 15, 2002

Dear Sir,

LISTING AGREEMENT : CLAUSE 35

In terms of Clause 35 of the Listing Agreement, we enclose a copy of shareholding pattern of the Bank as on the 30th June, 2002. In this connection, we advise that only the following entities have shareholding more than 1% of our equity.

Details of Shareholding of entities/persons holding more than 1% of of the Bank

	No.of Shares held	% of Shares in total equity
Reserve Bank of India	314338700	59.73
Financial Institutions:		
1. Life Insurance Corp. of India	28082883	5.34
2. Unit Trust of India	14909593	2.83
FIIs/OCBs		
1. The Bank of New York (As Depository for GDRs)	41538018	7.89
2. Emerging Markets Growth Fund Inc.	8498900	1.61
Total holding FIIs/OCBs/NRIs	102124688	19.40

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. a.a

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

FILE NO: 82.4524

FILE:CL350602 11-Jul-2002

CLAUSE 35 : BOMBAY STOCK EXCHANGE

REPORTING INSTITUTION : STATE BANK OF INDIA
FOR THE QUARTER ENDED : 30/06/2002
DATE OF REPORT : 11/07/2002

SR. NO.	CATEGORY	SHARES HELD	% OF SHARES IN TOT EQTY
(A)	PROMOTER'S HOLDING		
1	Promoter's - Indian - Foreign Pormoter's	NIL	NIL
2	Persons acting in concert	NIL	NIL
	Sub-Total	NIL	NIL
(B)	NON-PROMOTER'S HOLDING		
3	Institutional Investors		
a.	Mutual Funds and UTI	22189739	4.22
b.	Banks, Financial Institutions, Insurance Co's (Central/State Govt.Insti/Non-Govt.Insti)	352817560	67.04
c.	FIIs/OCBs	101896725	19.36
	Sub-Total	476904024	90.61
4	Others		
a.	Private Corporate Bodies	7700828	1.46
b.	Indian Public	41312366	7.85
c.	NRIs	227963	0.04
d.	Trust/Foundations	153697	0.03
	Sub-Total	49394854	9.39
	GRAND TOTAL -	526298878	100.00

SHARES & BONDS CORPORATE CENTRE MUMBAI